Skadden, Arps, Slate, Meagher & Flom llp

300 South Grand Avenue

Los Angeles, California 90071-3144

DIRECT DIAL (213) 687-5122 DIRECT FAX (213) 621-5122 EMAIL ADDRESS MICHELLE.GASAWAY@SKADDEN.COM	TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com

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June 2, 2022

VIA EDGAR Taylor Beech Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	PLBY Group, Inc.
Registration Statement on Form S-3
Filed April 27, 2022
File No. 333-264515

Dear Ms. Beech:

On behalf of PLBY Group, Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the verbal comment received from the Staff on May 19, 2022 on the Company’s Registration Statement on Form S-3 filed on April 27, 2022.

In response to Staff comments, on May 27, 2022, the Company filed an amendment to its Form 10-Q (the “10-Q”) for the period ended March 31, 2022, solely for the purpose of correcting an incorrect date in the certifications, which were originally filed as Exhibits 32.1 and 32.2 to the 10-Q on May 10, 2022. On June 1, 2022, the Staff informed the Company that they had completed their review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed on March 16, 2022 (the “10-K”), which included a review of the 10-Q. Thus, the Company will not be filing an amendment to the 10-K or further amendments to the 10-Q.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	PLBY Group, Inc.
Jason Cabico